UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Dr. Andrew Lo

c/o Roivant Sciences Ltd.

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1.	Name of Reporting Person Dr. Andrew Lo

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO - other

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares (see Item 5)

	8.	Shared Voting Power 0 Common Shares (see Item 5)

	9.	Sole Dispositive Power 0 Common Shares (see Item 5)

	10.	Shared Dispositive Power 0 Common Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares (see Item 5)*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%* (see Item 5)

14.	Type of Reporting Person IN

INTRODUCTORY NOTE

This Amendment No. 4 (the “Amendment”) to the Schedule 13D (the “Schedule 13D”) of Dr. Andrew Lo (the “Reporting Person”) relates to the Common Shares, no par value (the “Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”). Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 4 amends and supplements certain items of the prior report on Schedule 13D filed by the Reporting Person on January 12, 2018 relating to the Common Shares (the “Prior Schedule 13D”). The Reporting Person previously reported beneficial ownership of Common Shares directly owned by Roivant Sciences Ltd. (“Roivant”) as a result of his status as a director of Roivant who meets certain independence criteria (an “Independent Director”). The Reporting Person is filing this amended Schedule 13D to report that, based on changes in the internal governance of Roivant, the Reporting Person is no longer deemed to beneficially own the Common Shares of the Issuer directly owned by Roivant. This Amendment thus constitutes an exit filing for the Reporting Person.  Roivant’s ownership of the Issuer’s Common Shares remains unchanged and this filing is not being made as a result of the purchase or sale of Common Shares of the Issuer by any party, including the Reporting Person. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior Schedule 13D.

Item 2. Identity and Background

(a)         This Schedule 13D is being filed by Dr. Andrew Lo (the “Reporting Person”).

(b)         The address of the Reporting Person is c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

(c)          The Reporting Person is the Charles E. and Susan T. Harris Professor at the MIT Sloan School of Management, director of the MIT Laboratory for Financial Engineering and a principal investigator at the MIT Computer Science and Artificial Intelligence Laboratory.

(d) - (e)   During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person previously reported beneficial ownership of Common Shares on the Prior Schedule 13D as a result of his appointment as an Independent Director and Roivant’s internal governance documents pursuant to which dispositions of the Common Shares required the approval of a majority of Roivant’s board, including (i) at least two Independent Directors, or, (ii) if there is only one Independent Director, that sole Independent Director and, absent the approval of at least two Independent Directors (or if only one Independent Director at such time the approval of that sole Independent Director), the unanimous approval of all Roivant shareholders.  The Reporting Person is filing this Schedule 13D as a result of an amendment to the Bylaws of Roivant, pursuant to which dispositions of the Common Shares by Roivant require the approval of a majority of Roivant’s Board, including (i) at least one Independent Director, or (ii) if there is only one Independent Director that sole Independent Director, the approval of majority of Roivant’s shareholders.  The Reporting Person is currently an Independent Director of Roivant. However, following such amendments, the vote of a majority of Roivant’s shareholders holding 5% or more of Roivant’s shares may override certain decisions of Roivant’s board of directors, including with respect to dispositions of Common Shares. As a result of these changes, the Reporting Person is no longer deemed to beneficially own the Common Shares of the Issuer directly owned by Roivant.

Other than as described above, the Reporting Person does not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with its advisors, the Issuer or other persons).

Item 5.                          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained on each of the cover pages of this Schedule 13D and set forth or incorporated in Items 2, 4 and 6 are hereby incorporated herein by reference.

(a) - (b)

As reported in Item 4 above, the Reporting Person is no longer deemed to have beneficial ownership of the Common Shares owned directly by Roivant. The Reporting Person does not own any Common Shares directly. Roivant continues to own 16,013,540 Common Shares directly owned by Roivant.

(c) Except as described in the Original Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares during the last 60 days.

(d) To the best knowledge of the Reporting Person, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e) On July 10, 2019, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Shares.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

To the extent required by Item 6, the information contained in Items 4 and 5 above is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2019	Dr. Andrew Lo

	By:	/s/ Dr. Andrew Lo
	Name:	Dr. Andrew Lo